Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Fourth Quarter 2020

February 18, 2021

Hamilton, Bermuda, February 18, 2021 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the “Company” or “Golden Ocean”), a leading dry bulk shipping company, today announced its results for the quarter ended December 31, 2020.

Highlights

▪	Net income of $25.4 million and earnings per share of $0.18 for the fourth quarter of 2020 compared with net income of $39.1 million and earnings per share of $0.27 for the third quarter of 2020.
▪	Adjusted EBITDA[1] of $59.3 million for the fourth quarter of 2020, compared with $76.7 million for the third quarter of 2020.
▪	Signed the Neptune Declaration on Seafarer Wellbeing and Crew Change.
▪	In December 2020, entered into an agreement to sell the Golden Shea, a Panamax vessel, for $9.6 million to an unrelated third party.
▪	In January 2021, entered into an agreement to sell the Golden Saguenay, a Panamax vessel, for $8.4 million to an unrelated third party.
▪	In February 2021, entered into a Heads of Agreement to acquire 18 modern dry bulk vessels for a total consideration of $752 million.
▪	Reported TCE[2] rates for Capesize and Panamax/Ultramax vessels of $18,214 per day and $12,586 per day, respectively, in the fourth quarter of 2020.
▪	Estimated TCE rates for the first quarter of 2021, inclusive of charter coverage and calculated on a load-to-discharge basis, are:
•	approximately $18,200 per day contracted for 66% of the available days for Capesize vessels;
•	approximately $13,800 per day contracted for 86% of the available days for Panamax vessels

We expect the spot TCEs for the full first quarter of 2021 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the first quarter of 2021 as well as current weaker rates.

Ulrik Andersen, Chief Executive Officer, commented:

"The Company continued to deliver a strong performance in the fourth quarter of 2020, despite volatility in freight rates. Thus far the first quarter in 2021 has been the strongest in recent years, which suggests a tight supply and demand balance in the market and bodes well for the balance of the year.  We expect positive impacts from seasonality as well as a broader rebound in freight demand as the pandemic softens its grip on the global economy.

Our recently-announced acquisition of 18 large, modern dry bulk vessels significantly increases our exposure to positive market dynamics while also reducing cash break even levels across our fleet.  With a best-in-class fleet focused exclusively on large vessel classes, limited capital expenditure commitments and no debt maturities until 2023, Golden Ocean is very well positioned to generate significant cash flow and create value for our shareholders.”

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

Fleet Development & Performance

As of the date of this report, the Company’s fleet consists of 78 vessels, with an aggregate capacity of approximately 10.8 million dwt. The Company’s fleet consists of:

a.	67 vessels owned by the Company (38 Capesize, 27 Panamax and two Ultramax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	Two 104,550 dwt ice-class vessels chartered in; and
d.	One Ultramax vessel chartered in.

In February 2021, the Company entered into a Heads of Agreement to acquire 18 modern dry bulk vessels for a total consideration of $752 million. The transaction will be partly financed by $338 million in new equity capital in accordance with press releases previously disclosed to the market. The vessels will be acquired from affiliates of Hemen Holding Ltd. ("Hemen"), the Company's largest shareholder. Affiliates of Hemen also agree to provide a $414 million debt facility, representing the balance of the purchase price with an 18 months tenor.

In December 2020, the Company entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for $9.6 million. The vessel is expected to be delivered to its new owners in March 2021, and the net cash flow from the transaction is approximately $4.1 million, out of which $1.4 million has been received in 2020 as a deposit and $2.7 million is expected to be recognized during the first quarter of 2021.

In January 2021, the Company entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The vessel is expected to be delivered to its new owners in the second quarter of 2021, and the estimated total net cash flow from the sale is expected to be approximately $2.9 million. The Company expects to record a loss of approximately $4.2 million from the sale in the second quarter of 2021.

The Company’s estimated TCE rates for the first quarter of 2021 are $18,200 per day for 66% of available days for Capesize vessels and $13,800 per day for 86% of available days for Panamax vessels. These estimates are based on time charter contracts as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned in the first quarter of 2021 will depend on the number of contracted days as well as the number of ballast days at the end of the period when the vessel is sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the first quarter of 2021. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

The Company has secured fixed employment for 2% of total days at an average rate of $18,371 per day for Capesize vessels and 13% of total days for Panamax vessels at an average rate of $14,446 per day for the second quarter of 2021.

Corporate Development

In October 2020, the Company completed the sale of its 22.19% ownership interest in SeaTeam Management Pte Ltd, its in-house ship management company (“SeaTeam”) to OSM Maritime Group (“OSM”). In connection with this transaction, the total consideration allocated to the Company amounted to $3.6 million, $1.7 million of which was received on October 20, 2020 upon the completion of the sale. The outstanding amount will be paid in two equal payments of $0.9 million on April 1, 2021 and on December 1, 2021. A gain from the sale of $2.6 million was recorded in the fourth quarter of 2020.

In November 2020, the Company completed the refinancing of a $425.0 million credit facility that was scheduled to mature in March 2021. A new $304.0 million term loan and revolving credit facility has been entered into with six reputable shipping banks, five of which were part of the group of banks which financed the $425.0 million credit facility and is secured by 14 Capesize vessels. The new loan facility has a tenor of five years, a 20-year age adjusted repayment profile and carries an interest cost of LIBOR plus a margin of 235 bps. Attractive terms of the facility lowered the daily cash break even rate for the financed vessels by more than $1,000 per financed ship.

In January 2021, the Company signed the Neptune Declaration on Seafarer Wellbeing and Crew Change, as part of the Company’s commitment to work together with other industry participants to take firm actions to resolve the crew change crisis brought about by the COVID-19 pandemic.

On February 16, 2021, the Company repaid the outstanding balance of $50.0 million on the revolving credit facility under the $304.0 million loan facility.

Despite the Company’s strong results, the Company’s Board of Directors has decided not to pay a dividend for the fourth quarter of 2020. The Board of Directors remains committed to returning value to its shareholders through dividends. While the amount and timing of any future dividend payments will be based on Company’s results, investment opportunities and the prevailing market conditions, it is the Company’s intent to distribute a significant portion of its earnings in line with the Company’s current strong market expectations.

Fourth Quarter 2020 Results

Fourth quarter 2020 income statements

The Company reported net income of $25.4 million and a profit per share of $0.18 for the fourth quarter of 2020, compared with net income of $39.1 million and earnings per share of $0.27 for the third quarter of 2020.

Adjusted EBITDA was $59.3 million for the fourth quarter of 2020, a decrease of $17.4 million from $76.7 million for the third quarter of 2020.

Operating revenues were $168.7 million in the fourth quarter of 2020, a decrease of $16.9 million from $185.6 million in the third quarter of 2020. The decrease in revenues was primarily driven by weaker market conditions in the fourth quarter of 2020 compared to the third quarter of 2020. Operating revenue was also negatively impacted by an increase in the number of drydockings compared to the third quarter of 2020; three vessels were in drydock during the fourth quarter of 2020 compared to zero in the third quarter of 2020. In the fourth quarter of 2020, total off-hire days were 213 compared to 157 total off-hire days in the third quarter of 2020. Voyage expenses decreased by $1.0 million to $42.9 million compared with $43.9 million in the third quarter of 2020.

Other operating expenses under the Company's revenue sharing agreements were $0.7 million in the fourth quarter of 2020, a decrease of $2.0 million from income of $1.3 million in the third quarter of 2020. The decrease was due to a net loss under the Company's revenue sharing agreements with Capesize Chartering Ltd, a related party.

The Company achieved an average TCE rate for the fleet of $15,893 per day in the fourth quarter of 2020 compared with $17,912 per day in the third quarter of 2020.

Ship operating expenses amounted to $47.6 million in the fourth quarter of 2020 compared with $43.4 million in the third quarter of 2020. In the fourth quarter of 2020, ship operating expenses included $39.0 million in running expenses (compared to $37.5 million of running expenses in the third quarter of 2020), $2.9 million in drydocking expenses ($0.6 million in the third quarter of 2020) and $4.7 million in estimated ship operating expenses on time charter-in contracts ($5.2 million in the third quarter of 2020). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance. The increase in running expenses in the fourth quarter of 2020 was primarily due to increased costs for spares and insurance.

Charter hire expenses were $17.1 million in the fourth quarter of 2020 compared with $20.4 million in the third quarter of 2020. The decrease in charter hire expenses was mainly due to lower market rates for chartered in vessels.

Administrative expenses increased to $4.0 million in the fourth quarter of 2020 compared with $3.1 million in the third quarter of 2020, and increase mainly reflecting non-recurring personnel expense effects.  Depreciation was $27.6 million in each of the fourth and third quarters of 2020. In the fourth quarter of 2020, the Company recorded a $0.7 million impairment loss related to the agreement to sell the Golden Shea, a Panamax vessel.

Net interest expense was $9.4 million in the fourth quarter of 2020, compared with $9.8 million in the third quarter of 2020. The decrease was primarily driven by lower interest expense as a result of a decrease in LIBOR rates on the Company's credit facilities.

In the fourth quarter of 2020, the Company recorded a $2.7 million net gain on derivatives. This consisted of a $1.4 million gain on the Company's USD interest rate swaps, a gain of $0.6 million related to bunker and foreign currency hedges, and a gain of $0.7 million on forward freight derivatives.

The Company recorded a gain from associated companies of $1.2 million in the fourth quarter of 2020, mainly related to gain of $1.2 million from its investments in SwissMarine Pte. Ltd. ("SwissMarine") and a $0.1 million loss from its investments in TFG Marine Pte Ltd ("TFG Marine"), its bunkering joint venture with Trafigura Pte Ltd (“Trafigura”) and Frontline Ltd (“Frontline”). The Company recorded an unrealized mark to market gain of $0.6 million on shares in Scorpio Bulkers Inc. (NYSE:SALT). In the fourth quarter of 2020 the Company completed the sale of associated company SeaTeam and recognized a gain from the sale of $2.6 million.

Full year 2020 income statements

Net loss for the year ended December 31, 2020 was $137.7 million compared with a net income of $37.2 million in 2019. In 2020, net operating loss was $61.7 million compared with net operating income of $100.7 million in the prior year. This increase in loss was primarily driven by lower rates in the period, increase in offhire days and impairment charges of $95.0 million. Total other expenses of $75.9 million in 2020 increased by $12.6 million compared to 2019. The increase was mostly due to decrease in fair value of marketable securities contributing with a loss of $12.0 million. Additionally, mark to market losses from financial instruments increased by $7.5 million and interest income decreased by $3.2 million, which was offset by decrease in interest expense of $12.1 million.

Fourth quarter 2020 cash flow statements

Total cash, cash equivalents and restricted cash was $175.1 million as of December 31, 2020, which represented an increase of $44.3 million compared with the quarter ended September 30, 2020. Cash provided by operating activities amounted to $71.4 million, which included an increase in working capital of $25.6 million. Total net cash provided by investing activities was $0.6 million and was primarily related to proceeds from sale of associated companies offset by payments for the installation of ballast water treatment systems.

Net cash used in financing activities was $27.7 million in the fourth quarter of 2020. This included the repayment of the outstanding amount of $304.0 million under the $425.0 million loan facility and $17.3 million in ordinary installments and repayments of finance leases of $7.5 million. The Company drew down $304.0 million under its new loan facility to refinance the $425.0 million loan facility. Payments related to other financing activities, including debt fees paid, were net $2.9 million.

Balance Sheet as of December 31, 2020

As of December 31, 2020, the Company had cash and cash equivalents of $175.1 million, including restricted cash balances of $22.0 million.

In the fourth quarter of 2020, the Company classified $9.5 million under vessels held for sale in connection with the agreement to sell the Golden Shea.

As of December 31, 2020, the book value of long-term debt was $1,045.5 million, and the current portion of long-term debt was $87.8 million. In November 2020, the Company entered into a new $304.0 million term loan and revolving credit facility which fully refinanced the $425.0 million credit facility and was fully drawn in the fourth quarter of 2020. Following the refinancing completed in November 2020, the Company has no debt maturities until 2023.

The Dry Bulk Market
Freight rates declined in the fourth quarter of 2020 compared to the third quarter of 2020. In the third quarter of 2020, rates rebounded sharply, led by the recovery in global trade from the severe and sudden disruption brought about by the COVID-19 pandemic. While rates have remained profitable in the fourth quarter of 2020, the recovery in rates has not been uniform among all dry bulk trades, with the improvement in Capesize rates since the market lows in March 2020 outpacing the increase in all vessel classes.

In the fourth quarter of 2020, global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) was 85.3%, a decrease from 86.8% in the prior quarter, according to Maritime Analytics. Total seaborne transportation of dry bulk goods was 1,189 mt in the fourth quarter of 2020, compared to 1,179 mt in the third quarter of 2020 and 1,171 mt in the fourth quarter of 2019.

Economic activity in China has continued to rebound at a strong pace. In the fourth quarter of 2020, Chinese iron imports increased by 6.1% compared to the same period in the prior year. Notably, iron ore export volumes from Brazil continued to increase in the fourth quarter, marking the fourth quarterly increase since the start of 2020. At the same time, Australian iron ore exports to China decreased by 9.7% in the fourth quarter of 2020 compared to the third quarter of 2020, mainly due to the ongoing trade dispute between the countries. Increased Brazilian export volumes are a strong contributor to tonne-mile demand, particularly for Capesize vessels. While Brazilian producer Vale previously reduced its production guidance for 2020, it has forecasted that production will increase significantly by 2022, which will continue to benefit tonne-mile growth in future years.

Seaborne transportation of coal increased by 6.7% in fourth quarter of 2020 compared to the prior quarter, driven by an 18.7% increase in coking coal volumes, reflecting a sharp increase in industrial production.  Thermal coal volumes also reversed declines as the winter months approached. Coking coal volumes have previously declined in the third quarter of 2020 to a level not seen since 2012. The largest year-over-year increases in coal imports came from China, which increased imports by 42.5% in the fourth quarter of 2020 compared to the fourth quarter of 2019. The rise in coal imports into China came amidst a trade dispute between China and Australia, the world’s largest coal exporter, that resulted in a large number of Capesize and Panamax vessels anchored outside China waiting to discharge cargo. This dynamic, which is monitored closely, has the impact of reducing effective fleet supply.

Transportation of essential agribulks, which represented 12.5% of total seaborne volumes in the fourth quarter of 2020, increased year-over-year for the sixth consecutive quarter, increasing by 6.9% in the fourth quarter compared to fourth quarter of 2019. Other minor bulks, which had been a growth driver in 2019, grew by 1.4% compared to the prior quarter but decreased slightly by 0.3% compared to the fourth quarter of 2019.

The global fleet of dry bulk vessels amounted to 879.0 million dwt at the end of the fourth quarter of 2020 after deliveries of 8.8 million dwt in the quarter, compared to deliveries of 11.1 million dwt in the fourth quarter of 2019. After taking into account vessels retired from the global fleet, net fleet growth totaled 4.9 million dwt in the fourth quarter of 2020.

Strategy and Outlook
Although freight rates recovered over the course of 2020, challenges remain as various countries race to vaccinate their citizens against the COVID-19 virus. This may increase the volatility in near term freight markets and it is expected that the related inefficiencies in vessel operations will continue.

Additionally, the pandemic has impacted the lives and wellbeing of seafarers in unprecedented ways, causing a humanitarian crisis at sea. The Company remains focused on maintaining its efficient operations and, above all, the health and safety of its seafarers and shore-based employees. Port restrictions, travel bans, and quarantines related to the COVID-19 pandemic continue to bring challenges to crew changes in particular. Together with its technical managers, the Company has implemented various measures to protect the safety and wellbeing of its seafarers and to minimize the consequences of the pandemic. In January 2021, the Company signed the Neptune Declaration on Seafarer Wellbeing and Crew Change, as part of the Company’s commitment to work together with other industry participants to take firm actions to resolve the crew change crisis brought about by the COVID-19 pandemic.

The COVID-19 pandemic has led to a forecasted 3.5% decline in global gross domestic product (“GDP”) in 2020, according to the International Monetary Fund (“IMF”), an improvement from the IMF’s previous forecast of a 4.4% decline. The IMF expects global GDP to recover by 5.5% in 2021, an increase from their prior growth forecast of 5.2%. Importantly, China and India, two of the largest drivers of demand for dry bulk commodities and iron ore and coal in particular, are projected to see GDP increases of 8.1% and 11.5%, respectively, in 2021.

The Company’s longer-term market outlook is supported by a rapidly declining growth rate of the global dry bulk fleet. On a net basis, the global fleet grew by 3.9% in 2020, falling short of the start of year forecast of 4.2% growth due to elevated vessel scrapping, particularly in the Capesize segment. In 2021, gross fleet growth is expected to decline to 3.7% before declining further to 1.9% in 2022. On a net basis, the global fleet of Capesize and Panamax vessels grew by 4.1% and 5.1%, respectively, also falling short of the start of year forecasts. In 2021, gross fleet growth for Capesize and Panamax vessels is expected to be 5.2% and 4.4%, respectively.  In 2022, gross fleet growth in each segment is expected to decline significantly to 1.9% and 1.6%, respectively. This assumes all vessels are delivered on schedule, no additional orders are placed and no vessels are demolished. New ordering remains muted, and only 9.1 million dwt of new Capesize and Panamax vessels, or approximately 1.7% of the current global fleet were ordered in 2020. This is slightly higher than the total dwt of Capesize and Panamax vessels that are 20 years of age or greater.

The Company maintained time charter coverage for future quarters and has further strengthened its balance sheet. Based on the Company’s market outlook, it maintains significant spot market exposure and operating leverage, particularly in the Capesize segment. Furthermore, the Company has no significant capital expenditure commitments in the coming years. The enhancement of the Company balance sheet has been accomplished through strong cash flow generation and with the recently completed refinancing of the $425.0 million credit facility, after which the Company’s nearest debt maturity is 2023. These factors will help to ensure the Company’s cash flow generation for the first quarter of 2021 and also provide downside support during periods of weaker demand.

ESG Update
Effective management of Environmental, Social and Governance ("ESG") matters has been of strategic importance for the Company for years. ESG is part of our core values and is embedded in our day-to-day management, and in the strategy we apply to the chartering, operation and investments and in other aspects of our business.

The Company's 2019 ESG report, which can be found on the Company’s website, has been prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board ("SASB"). The SASB standard allows us to identify, manage and report on material ESG topics with industry specific performance metrics. Additionally, we have incorporated the principles of the UN Global Compact into our ESG framework.

We expect to publish the 2020 ESG report in connection with our annual report before end of April of 2021.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
February 18, 2021

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 53

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could," "seeks," "potential," "continue," "contemplate," "possible," "might," "forecasts," "may," "should" and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of the Company's debt that reference LIBOR, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2019.

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2020

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations

(in thousands of $, except per share data)	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended December 31, 2019	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Operating revenues
Time charter revenues	77,550	71,873	83,611	235,673	299,946
Voyage charter revenues	90,613	113,135	160,603	370,130	404,184
Other revenues	545	574	457	2,140	1,669
Total operating revenues	168,708	185,582	244,671	607,943	705,799

Other operating income (expenses)	(707)	1,310	(4,548)	2,965	(1,170)

Operating expenses
Voyage expenses and commissions	42,904	43,935	60,322	194,544	185,088
Ship operating expenses	47,632	43,444	56,565	191,235	193,138
Charter hire expenses	17,130	20,443	49,707	66,812	117,779
Administrative expenses	4,024	3,103	4,057	13,722	14,123
Impairment loss on right of use assets	—	—	—	94,233	—
Impairment loss on vessels	721	—	—	721	—
Depreciation	27,592	27,631	23,665	111,303	93,845
Total operating expenses	140,003	138,556	194,316	672,570	603,972

Net operating income (loss)	27,998	48,336	45,807	(61,662)	100,656

Other income (expenses)
Interest income	298	110	812	1,193	4,434
Interest expense	(9,650)	(9,915)	(13,077)	(47,477)	(59,547)
Gain (loss) on derivatives	2,677	3,270	6,381	(17,450)	(9,960)
Equity results of associated companies	1,187	(2,334)	268	(3,710)	505
Gain from disposal of associated companies	2,570	—	—	2,570	—
Other financial items	301	(366)	976	(11,002)	1,338
Net other (expenses) income	(2,617)	(9,235)	(4,640)	(75,876)	(63,230)
Net income (loss) before income taxes	25,381	39,101	41,167	(137,538)	37,426
Income tax expense (credit)	11	40	124	131	237
Net income (loss)	25,370	39,061	41,043	(137,669)	37,189

Per share information:
Earnings (loss) per share: basic and diluted	$0.18	$0.27	$0.29	$(0.96)	$0.26
The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	December 31, 2020	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	153,093	102,682	153,060
Restricted cash	22,009	28,144	10,184
Other current assets	109,427	120,696	168,697
Total current assets	284,529	251,522	331,941
Vessels and equipment, net	2,267,686	2,300,566	2,340,753
Vessels held for sale	9,504	—	—
Finance leases, right of use assets, net	113,480	117,248	193,987
Operating leases, right of use assets, net	22,739	24,361	54,853
Other long term assets	23,129	23,796	44,523
Total assets	2,721,067	2,717,493	2,966,057

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	87,831	83,158	87,787
Current portion of finance lease obligations	23,475	23,117	17,502
Current portion of operating lease obligations	16,783	14,852	14,377
Other current liabilities	113,586	107,149	113,701
Total current liabilities	241,675	228,276	233,367
Long-term debt	957,652	981,762	1,026,083
Non-current portion of finance lease obligations	127,730	133,679	151,206
Non-current portion of operating lease obligations	25,254	30,691	42,010
Total liabilities	1,352,311	1,374,408	1,452,666
Equity	1,368,756	1,343,085	1,513,391
Total liabilities and equity	2,721,067	2,717,493	2,966,057

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended December 31, 2019	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Net income (loss)	25,370	39,061	41,042	(137,669)	37,189
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Depreciation	27,592	27,631	23,667	111,303	93,845
Impairment loss on right of use assets	—	—	—	94,233	—
Impairment loss on vessels	721	—	—	721	—
Dividends from associated companies	—	—	—	450	150
Equity results from associated companies	(1,187)	2,334	(268)	3,710	(505)
Amortization of time charter party out contracts	1,975	3,116	4,721	12,148	18,732
Amortization of convertible bond fair value adjustment	—	—	—	—	813
Mark to market value on derivatives	(4,705)	(3,156)	(5,884)	20,542	14,733
Other, net	(4,056)	(994)	(2,065)	4,012	(5,288)
Change in operating assets and liabilities	25,646	(9,917)	22,883	31,190	(1,239)
Net cash provided by operating activities	71,356	58,075	84,096	140,640	158,430

Investing activities
Additions to vessels and right of use assets	(1,108)	(354)	(23,277)	(25,271)	(44,118)
Investments in associated companies, net	—	—	—	—	(19,470)
Proceeds from sale of associated companies	1,694	—	—	1,694	—
Other investing activities, net	10	11	1,106	4,426	(9,462)
Net cash provided by (used in) investing activities	596	(343)	(22,171)	(19,151)	(73,050)

Financing activities
Repayment of long-term debt	(321,297)	(23,447)	(176,553)	(390,138)	(621,234)
Proceeds from long term debt	304,014	—	164,355	322,014	389,895
Net proceeds from share distributions	169	—	912	169	1,097
Debt fees paid	(3,040)	—	(1,553)	(3,040)	(6,727)
Dividends paid	—	—	(21,492)	(7,164)	(46,617)
Share repurchases	—	—	(2,153)	—	(5,504)
Lease incentives received	—	—	—	17,500	—
Repayment of finance leases	(7,522)	(7,541)	(1,465)	(48,972)	(5,650)
Net cash used in financing activities	(27,676)	(30,988)	(37,949)	(109,631)	(294,740)
Net change	44,276	26,744	23,976	11,858	(209,360)
Cash, cash equivalents and restricted cash at start of period	130,826	104,082	139,268	163,244	372,604
Cash, cash equivalents and restricted cash at end of period	175,102	130,826	163,244	175,102	163,244
 The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $)	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Number of shares outstanding
Balance at beginning of period	143,277,697	143,827,697
Shares issued	—	—
Repurchases of shares	—	(855,000)
Distribution of treasury shares	50,000	305,000
Balance at end of period	143,327,697	143,277,697

Share capital
Balance at beginning of period	7,215	7,215
Shares issued	—	—
Balance at end of period	7,215	7,215

Treasury shares
Balance at beginning of period	(5,669)	(2,643)
Share purchases	—	(4,756)
Share distribution	283	1,730
Balance at end of period	(5,386)	(5,669)

Additional paid in capital
Balance at beginning of period	715	233
Stock option expense	264	482
Balance at end of period	979	715

Contributed capital surplus
Balance at beginning of period	1,739,834	1,786,451
Distributions to shareholders	(7,164)	(46,617)
Balance at end of period	1,732,670	1,739,834

Accumulated deficit
Balance at beginning of period	(228,704)	(267,744)
Adjustment on adoption of ASC 842	—	2,485
Distribution treasury shares	(115)	(634)
Adjustment on adoption of ASC 326 and other	(234)	—
Net income (loss)	(137,669)	37,189
Balance at end of period	(366,722)	(228,704)

Total equity	1,368,756	1,513,391

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General
Golden Ocean Group Limited (the “Company” or “Golden Ocean”) is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company’s ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on March 12, 2020.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019, with the exception of implementation of new accounting standards and change in accounting principle as described below.

On January 1, 2020, the Company adopted ASU No 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The implementation of the standard did not have any material effect on the Company’s condensed consolidated financial statements.

On April 1, 2020, the Company changed its accounting policy for restricted cash. Based on the assessment performed, the change in accounting policy was considered to be preferable and justifiable and has been applied retrospectively to comparative periods.

The Company has updated its accounting policy as follows:

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Cash includes cash on hand and in the Company's bank accounts. The Company is required to maintain a minimum cash balance in accordance with its debt facility agreements with various banks. Such amounts are included in Cash and cash equivalents.

Restricted cash
Restricted cash consists of cash, which may only be used for certain purposes under the Company's contractual arrangements and primarily comprises collateral deposits for derivative trading.

The following financial statement line items (see note below) for the period ended December 31, 2019 were affected by the change in accounting principle:

(in thousands of $)	As reported before change of principle	As reported after change of principle	Effect of change
Cash and cash equivalents	88,931	153,060	64,129
Restricted cash - current	15,449	10,184	(5,265)
Restricted cash - long-term	58,864	—	(58,864)
Total cash and cash equivalents and restricted cash	163,244	163,244	—

3. Earnings per share

Basic earnings per share amounts for the three months ended December 31, 2020 are based on the weighted average number of shares outstanding of 143,294,545. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of December 31, 2020, total outstanding share options were 1,290,000. Out of the total outstanding share options 190,000 were dilutive under the treasury stock method by 33,793 shares and 1,100,000 were anti-dilutive during the fourth quarter of 2020. For the twelve months ended December 31, 2020 all outstanding share options were anti-dilutive.

4. Amortization of favorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015, had a carrying value of $4.0 million as of December 31, 2020. Operating revenues and net income in the three and twelve months ended December 31, 2020, have been reduced by $2.0 million and $12.1 million, respectively, as a result of the amortization of these favorable time charter-out contracts.

5. Vessels and equipment, net and vessels held for sale

For the year ended December 31, 2020, the Company capitalized $31.5 million in total in relation to the installation of ballast water treatment systems and the installation of scrubbers on its owned vessels.

In the fourth quarter of 2020, the Company entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for $9.6 million. As of December 31, 2020, the vessel was classified as held for sale and delivery to its new owners will take place in March 2021. In the fourth quarter of 2020, the Company recorded an impairment loss of $0.7 million related to the sale. Refer to "Note 12 Subsequent events" for additional information.

6. Leases

As of December 31, 2020, the Company had 11 vessels chartered-in long-term where the Company is the lessee. Seven of eight vessels chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”), a related company, were classified as finance leases. In the fourth quarter of 2020, the Company has not incurred any capital expenditures in relation to the installation of ballast water treatment systems on its leased vessels. For the year ended December 31, 2020, the Company capitalized $6.4 million in relation to the installation of ballast water treatment systems on its leased vessels.

7. Equity securities

The Company has an investment in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange (NYSE: SALT) (“Scorpio Bulkers”). In the fourth quarter of 2020, the Company recognized a gain of $0.6 million based on the development of Scorpio Bulkers’ share price. The mark to market gain is reported under other financial items in the Company's condensed consolidated statements of operations.

The Company has an equity investment of 17.5% of the shares in SwissMarine, formerly known as Singapore Marine Pte Ltd. ("Singapore Marine"), a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $15.4 million as of December 31, 2020. For the three months ended December 31, 2020, the Company recorded equity in earnings of SwissMarine of $1.2 million. For the twelve months ended December 31, 2020, the Company recorded loss in earnings of SwissMarine of $4.2 million. The Company had provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine. As of December 31, 2020, outstanding amount of the loan is $5.35 million.

The Company has an equity investment of 10% of the shares in TFG Marine. The Company accounts for this investment under the equity method and the book value of the investment was $0.5 million as of December 31, 2020. For the fourth quarter of 2020, the Company recorded equity in losses of TFG Marine of $0.1 million. For the twelve months ended December 31, 2020, the Company recorded equity in earnings of TFG Marine of $0.4 million. The Company has also provided a shareholder loan of $1.0 million to TFG Marine with a five-year term. In the third quarter of 2020, the shareholder loan provided by the Company was converted to equity of TFG Marine in the total amount of $75,000. The ownership interest in TFG Marine of 10% remained unchanged.

On October 14, 2020, the Company completed the sale of its 22.19% ownership interest in SeaTeam Management Pte. Ltd. (“SeaTeam”) to OSM. Total consideration allocated to the Company amounted to $3.6 million, out of which $1.7 million has been received on October 20, 2020 upon completion of the sale. The remaining outstanding amount is paid in equal parts of $0.9 million on April 1, 2021 and on December 1, 2021. The gain from sale of $2.6 million has been recorded in the fourth quarter of 2020.

8. Long-term debt

As of December 31, 2020, the Company’s book value and outstanding principal of long-term debt was $1,045.5 million and $1,054.0 million, respectively. The current portion of long-term debt was $87.8 million.

In November 2020, the Company entered into the new $304.0 million term loan and revolving credit facility to refinance its obligations under $425.0 million credit facility that was scheduled to mature in March 2021. This new loan facility has been entered into with six reputable shipping banks, five of which were part of the original $425.0 million credit facility and is secured by 14 Capesize vessels. The term loan facility of $254.0 million has a tenor of five years and a 20-year age adjusted repayment profile, carrying an interest cost of LIBOR plus a margin of 2.35%. All tranches under the term loan facility mature in November 2025, with a balloon payment of in total $215.2 million. Repayments of term loan are made on a quarterly basis from first quarter of 2021 onward. Revolving credit facility of $50.0 million (“$50.0 million revolving credit facility”)  is non-amortizing with the maturity date in November 2025. Commitment fee of 0.94% is payable on any undrawn part of revolving credit facility.

9. Share capital

As of December 31, 2020, the Company had 144,272,697 issued and 143,327,697 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 945,000 shares in treasury.

On November 11, 2020, 275,000 share options were granted to Mr Lars-Christian Svensen in connection with his appointment as Chief Commercial Officer of Golden Ocean Management AS. The share options will have a five-year term and will vest in equal amounts over a three-year vesting period. The fair value of the options granted was calculated using the Black-Scholes method and amounted to $0.4 million.

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6 (Leases), the Company leased eight vessels from SFL during the fourth quarter of 2020.

In addition to charter hire for the eight leases from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7 (Equity securities), the Company had provided SwissMarine with a $10.7 million subordinated shareholder loan with a five-year term and TFG Marine with a $1.0 million shareholder loan with a five-year term. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine. Outstanding balance of the shareholder loan from SwissMarine after repayment amounts to $5.35 million.

The Company also entered into a bunker supply arrangement with TFG Marine, under which in the fourth quarter of 2020 it has incurred costs of $19.7 million in relation to bunker procurement. As of December 31, 2020, payable to TFG Marine amounted to $2.4 million.

11. Commitment and contingencies

As of December 31, 2020, the Company had no material firm capital commitments.

With reference to Note 7 (Equity securities) and the joint venture company between Golden Ocean, Frontline and Trafigura, the Company has issued a $20.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with the joint venture. As of December 31, 2020, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, the Company shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2020.

12. Subsequent events

In January 2021, the Company entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The vessel is expected to be delivered to its new owners in the second quarter of 2021 and the total estimated net cash flow from the transaction is expected to be approximately $2.9 million. The Company expects to record a loss of approximately $4.2 million from the sale in the second quarter of 2021.

On February 16, 2021, the Company repaid the outstanding balance of $50.0 million on the $50.0 million revolving credit facility under the $304.0 million loan facility. The facility is available to be redrawn in its full amount at the Company’s convenience.

In February 2021, the Company entered into a Heads of Agreement to acquire 18 modern dry bulk vessels for a total consideration of $752 million. The transaction will be partly financed by $338 million in new equity capital in accordance with press releases previously disclosed to the market. The vessels will be acquired from affiliates of Hemen Holding Ltd. ("Hemen"), the Company's largest shareholder. Affiliates of Hemen also agree to provide a $414 million debt facility, representing the balance of the purchase price, with an 18 months tenor.

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America (“GAAP”), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

(in thousands of $)	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended December 31, 2019	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Net income (loss)	25,370	39,061	41,043	(137,669)	37,189
Interest income	(298)	(110)	(812)	(1,193)	(4,434)
Interest expense	9,650	9,915	13,077	47,476	59,547
Income tax expense	11	40	124	131	237
Depreciation	27,592	27,631	23,665	111,303	93,845
Amortization of time charter party out contracts	1,975	3,116	4,722	12,148	18,732
Earnings before Interest Taxes Depreciation and Amortization	64,300	79,653	81,819	32,196	205,116
Impairment loss on right of use assets	—	—	—	94,233	—
Impairment loss on vessels	721	—	—	721	—
Gain from disposal of associated companies	(2,570)	—	—	(2,570)	—
(Gain) loss on derivatives	(2,677)	(3,270)	(6,381)	17,450	9,960
Other financial items	(446)	359	(1,578)	10,521	(2,573)
Adjusted Earnings before Interest Taxes Depreciation and Amortization	59,328	76,742	73,860	152,551	212,503

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger with Knightsbridge). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended December 31, 2019	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
Total operating revenues	168,708	185,582	244,671	607,943	705,799
Add: Amortization of time charter party out contracts	1,975	3,116	4,722	12,148	18,732
Add: Other operating income (expenses)	(707)	1,310	(4,548)	2,965	(1,170)
Less: Other revenues*	545	574	457	2,140	1,669
Net time and voyage charter revenues	169,431	189,434	244,388	620,916	721,692
Less: Voyage expenses & commission	42,904	43,935	60,322	194,544	185,088
Time charter equivalent income	126,527	145,499	184,066	426,372	536,604
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended December 31, 2019	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019
in thousands of $
TCE Income Capesize vessels	85,207	94,571	126,400	270,028	343,172
TCE Income Panamax and Ultramax vessels	41,320	50,928	57,666	156,344	193,432
Total Time charter equivalent income	126,527	145,499	184,066	426,372	536,604

in days
Fleet onhire days Capesize vessels	4,678	4,546	4,522	17,746	17,555
Fleet onhire days Panamax and Ultramax vessels	3,283	3,578	3,973	13,917	14,425
Total Fleet onhire days	7,961	8,123	8,495	31,663	31,980
in $ per day
TCE per day Capesize vessels	18,214	20,803	27,952	15,216	19,548
TCE per day Panamax and Ultramax vessels	12,586	14,234	14,514	11,234	13,409
Time charter equivalent rate	15,893	17,912	21,668	13,466	16,779